Exhibit 99.1

NIP Group Signs Definitive Agreement to Acquire Young Will

Strategic acquisition strengthens NIP Group's position in talent management and expands its digital entertainment ecosystem

Wuhan, China, October 15, 2024 – NIP Group Inc. (NASDAQ: NIPG) (“NIP Group” or the “Company”), a leading digital entertainment company, today announced that it has signed a definitive agreement (the “Agreement”) to acquire Wuhan Young Will Ltd. ("Young Will"), a leading talent management company specializing in short-form video content creation and influencer development. The acquisition represents a significant milestone in NIP Group's strategy to expand its digital entertainment ecosystem and bolster and diversify its revenue streams.

Founded in 2019, Young Will has established itself as a leader in teen culture-themed short video content. As of August 31, 2024, Young Will boasts an impressive following of over 115 million fans across major Chinese social media platforms. It manages a diverse portfolio of more than 100 signed influencers, who have cultivated strong presences on popular platforms such as Douyin, Kuaishou, and RED. Young Will's expertise in teen culture-themed content aligns perfectly with NIP Group's target demographic and growth strategy in the digital entertainment space.

NIP Group's acquisition of Young Will represents a calculated move to diversify its revenue streams and strengthen its market position. This integration not only expands NIP Group's talent management capabilities into the B2B sector but also provides a built-in platform to amplify marketing efforts for its burgeoning game publishing business, fostering operational synergies and long-term growth.

Mario Ho, Chairman and Co-CEO of NIP Group, commented, "Over the past few years, NIP Group has built a vibrant digital entertainment ecosystem. In exploring this acquisition, we discovered many synergies between Young Will and NIP Group in terms of target audiences and development goals. We are excited to welcome Young Will into our family and look forward to leveraging its strengths to further enhance our talent management business, increase our talent development and commercialization capabilities, and diversify our user base and revenue streams."

Hicham Chahine, Co-CEO of NIP Group, added, "Our goal has always been to build a compelling and influential digital entertainment ecosystem. Young Will is a leading short video operator and talent management organization in China, and this acquisition will diversify our talent management business while complementing our broader digital entertainment strategy, driving synergies across all of our business segments."

Shengjie Huang, Founder and CEO of Young Will, remarked, "We are thrilled to become part of NIP Group’s digital entertainment ecosystem. With the backing of NIP Group's vast resources and audience reach, Young Will is poised to deliver even more captivating content and products for our users."

Details Regarding Proposed Acquisition of Young Will

Pursuant to the Agreement, NIP Group will issue new shares, at a consideration of RMB23.2 million (approximately US$3.3 million), in exchange for 61% of the equity stake in ZSZQ Limited, the Cayman parent company that controls Young Will. The Agreement was entered into by and among NIP Group, and the beneficial owners of ZSZQ Limited. NIP Group will subsequently acquire an additional 13% of the shares of ZSZQ Limited each year during 2025, 2026, and 2027, and in exchange issue a corresponding number of its own shares to the beneficial owners of ZSZQ Limited in accordance with the Agreement, contingent on the satisfaction of certain conditions. The transaction is expected to close in 2027, subject to the satisfaction of customary closing conditions. This phased acquisition structure demonstrates NIP Group's long-term commitment to integrating and growing Young Will's business within its ecosystem.

About NIP Group

NIP Group (NASDAQ: NIPG) is a digital entertainment company created for a growing global audience of gaming and esports fans. The business was formed in 2023 through a merger between legendary esports organization Ninjas in Pyjamas and digital sports group ESV5, which includes eStar Gaming, a world-leader in mobile esports. Building on the success of its competitive teams with an innovative mix of business ventures, including talent management, event production, hospitality and game publishing, NIP Group is developing transformational experiences that entertain, inspire and connect fans worldwide, to expand its global footprint and engage digital-first gamers where they are. NIP Group currently has operations in Sweden, China, Abu Dhabi and Brazil, and its esports rosters participate across multiple game titles at the biggest events around the world.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIP Group’s strategic and operational plans, contain forward-looking statements. NIP Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIP Group’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIP Group’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIP Group’s industry; and general economic and business conditions globally and in the countries or regions where NIP Group has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIP Group’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIP Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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